

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Henry L. Meyer III
Chief Executive Officer
KeyCorp
127 Public Square
Cleveland, OH 44114

> **Re: KeyCorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 6, 2010**
> **File No. 001-11302**

Dear Mr. Meyer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Supervision and Regulation, page 3

1.   You may not qualify this section by reference to the full text of the statutes, regulations and regulatory agency policies to which this discussion refers. Please confirm that this section discusses the material elements of the regulatory framework applicable to you and confirm that you will not attempt to qualify this section by reference in future filings.

Item 1A. Risk Factors

The potential issuance of a significant amount of Common Shares or equity convertible into Common Shares to a private investor or group of private investors..., page 13

2.   We note that the risks described in the risk factor itself do not correspond to the risks implied by the heading. To the extent you plan to include this risk factor in future filings, please provide us with draft revised language that addresses this concern and indicate your intention to include the revisions in your next Form 10-Q filing.

Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations

Figure 17. Composition of Loans, page 39

3.   We note the materiality of the construction loan portfolio to your total loan portfolio. Please tell us and revise your future filings to disclose the following with respect to the interest reserves on construction loans, if applicable and material:

* Disclose the amount of such loans and the accompanying interest reserves as of each period-end;

* Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

* Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

* Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

* Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Commercial Loan Portfolio, page 40

4.   Please tell us and revise your future filings to disclose the following concerning Troubled Debt Restructurings ("TDRs"):

* Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) concerning troubled debt

restructurings and discussion of your success with the different types of concessions; and

- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning the loan to accrual status.

5. Please tell us and revise your future filings to disclose whether you modify certain loans that are not considered TDRs. Please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature (and provide your definition of short term) and therefore concluded that TDR classification was not required.

6. Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

- Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

7. We note your disclosure on page 41 that during 2009 you extended the maturities of existing loans to CRE clients with projects at or near completion. Your disclosure indicates that if the extensions are granted at below-market rates, the loans are placed on nonperforming status. Please tell us and revise your future filings to clarify whether you consider such extensions to be troubled debt restructurings and accordingly measure

impairment under ASC 310-10. Please also provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

8.   Please revise to file a signed audit report as required by Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 21 – Fair Value Measurements, page 159

9.   Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Henry L. Meyer III
Chief Executive Officer
KeyCorp
July 28, 2010
Page 5

Compensation and Organization Committee Report, page 88

10. We note the reviews undertaken by your Compensation and Organization Committee with respect to your compensation plans. We also note that the January 2010 review of your compensation plans did not identify any plan that was reasonably likely to have a material adverse impact on you. It appears that you have concluded that no disclosure is required in response to Item 402(s) of Regulation S-K. Please confirm your conclusion and tell us if the conclusion was based on the Compensation and Organization Committee's reviews as described in the proxy statement. If additional processes were undertaken in support of your conclusion, please describe them.

11. We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Director Independence, page 25

12. We note your disclosure on page 26 that loans to your directors and their affiliates were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

13. We note that the disclosure in this section relates only to your directors. Please confirm that you have no disclosable transactions under Item 404 of Regulation S-K with executive officers who are not directors. In this regard, we note your disclosure on page 64 indicating that executive officers are eligible to participate in discount program on your products. Please tell us if any of those discount programs involve the extension of credit.

Item 15. Exhibits, Financial Statement Schedules

Exhibit 10.40

14.   We note that you have omitted the contents of Exhibit A to the Second Executive
Supplemental Retirement Plan. Please amend your Form 10-K and file the plan in its
entirety.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 2. Management's Discussion & Analysis of Financial Condition & Results of Operations

Strategic developments, page 67

15.   We note that you established long-term benchmark metrics for success in the first quarter
of 2010. Please tell us if any of those metrics represent performance targets or relate in
any way to executive compensation under any of your compensatory plans, contracts or
arrangements.

Forms 8-K filed March 15, 2010 and March 16, 2010

16.   We note that these Current Reports on Form 8-K contain language indicating that the
press releases filed under Item 9.01, and incorporated by reference into Item 5.02, shall
not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934,
as amended, or otherwise subject to the liabilities under that section, nor shall the
information contained in the press releases be deemed incorporated by reference in any of
your filings under the Securities Act of 1933, as amended. Please explain your basis for
reaching those conclusions and including that type of language in the Forms 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief